Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-178960

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Fixed Rate Step-Up Callable Notes due July 6, 2027	$8,472,000.00	$970.89

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated January 11, 2012 and Prospectus Supplement dated March 22, 2012)

INTEREST RATE STRUCTURED INVESTMENTS

Fixed Rate Step-Up Callable Notes due July 6, 2027

Medium Term Notes, Series A

We, UBS AG, have the right to redeem the notes, in whole or in part, on any semi-annual optional redemption date, beginning July 6, 2013. Subject to our semi-annual redemption right, the amount of interest payable on the notes will be (i) Years 1 to 8: 3.50%, (ii) Years 9 to 12: 4.50%, (iii) Year 13: 5.50%, (iv) Year 14: 6.50% and (v) Year 15: 7.50%, payable semi-annually.

All payments on the notes, including the repayment of principal, are subject to the credit risk of UBS AG.

SUMMARY TERMS
Issuer:	UBS AG, Jersey Branch
Aggregate principal amount:	$8,472,000
Principal amount:	$1,000
Issue price:	$1,000 per note (see “Commissions and issue price” below)
Trade date:	June 28, 2012
Settlement date:	July 6, 2012 (5 business days after the trade date)(1)
Maturity date:	July 6, 2027
Payment at maturity	The payment at maturity per note will be the principal amount plus accrued and unpaid interest, if any, for the interest period ending on the maturity date.
Interest rate:

3.50%, from and including the original issue date to but excluding July 6, 2020;

4.50%, from and including July 6, 2020 to but excluding July 6, 2024;

5.50%, from and including July 6, 2024 to but excluding July 6, 2025;

6.50%, from and including July 6, 2025 to but excluding July 6, 2026; and

7.50%, from and including July 6, 2026 to but excluding the maturity date.

Interest period:	Semi-Annually
Interest payment dates:	Each July 6 and January 6, beginning January 6, 2013; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.
Interest period end dates:	Semi-annually; the 6th of each July and January, commencing on January 6, 2013 subject to no adjustment.
Day-count convention:	30/360
Record dates:	The second business day immediately prior to the relevant interest payment date or optional redemption date.
Redemption:	Beginning July 6, 2013, we have the right to redeem these notes, in whole or in part, on any optional redemption date and pay to you 100% of the principal amount of your notes plus any accrued and unpaid interest to but excluding the optional redemption date. If we decide to redeem some or all of the notes, we will give you notice at least 5 calendar days before the optional redemption date specified in the notice.
Redemption price at optional redemption date:	100% of the principal amount of the note redeemed plus any accrued and unpaid interest
Optional redemption dates:	Each July 6 and January 6, beginning July 6, 2013.
Specified currency:	U.S. dollars
Trustee:	U.S. Bank Trust National Association
Calculation agent:	UBS AG, London Branch
Listing:	The notes will not be listed on any securities exchange.
Denominations:	$1,000 / $1,000
CUSIP:	90261JKF9
ISIN:	US90261JKF92
Book-entry or certificated note:	Book-entry
Business day:	New York and London
Business day convention:	Modified Following Unadjusted (applicable to interest payment dates, optional redemption dates and the maturity date)
Agent:	UBS Securities LLC, a wholly-owned subsidiary of UBS AG. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”

Commissions and issue price:	Price to Public(2)	Agent’s Commissions(2)	Proceeds to Issuer
Per Note:	100.00%	2.25%	97.75%
Total:	$8,472,000.00	$190,620.00	$8,281,380.00
(1)	We expect to deliver each offering of the notes against payment on or about the fifth business day following the trade date. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the trade date will be required, by virtue of the fact that each note initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.
(2)	UBS Securities LLC, acting as agent for UBS AG, will receive a fee of up to $22.50 per $1,000.00 principal amount of notes and will pay the entire fee to Morgan Stanley Smith Barney LLC or other broker dealers as a sales commission for each of the notes that Morgan Stanley Smith Barney LLC or any other broker dealer sells. See “Supplemental Plan of Distribution (Conflict of Interest).”

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 3.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Prospectus Supplement dated March 22, 2012                    Prospectus dated January 11, 2012

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Pricing Supplement dated June 28, 2012

Fixed Rate Step-Up Callable Notes due July 6, 2027

Additional Information about UBS and the Notes

UBS AG (“UBS”) has filed a registration statement (including a prospectus as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 1-877-387-2275.

You may access these documents on the SEC website at www.sec.gov as follows:

Prospectus dated January  11, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512008669/d279364d424b3.htm

Prospectus Supplement dated March 22, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512127693/d320837d424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, the “notes” refers to the Callable Step-Up Fixed Rate Notes that are offered hereby. Also, references to the “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 11, 2012, and references to the “accompanying prospectus supplement” mean the UBS prospectus supplement “Medium-Term Notes, Series A”, dated March 22, 2012.

You should rely only on the information incorporated by reference or provided in this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these notes in any state where the offer is not permitted. You should not assume that the information in this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of the document.

UBS reserves the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, UBS will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case UBS may reject your offer to purchase.

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The Notes

The notes offered are debt securities of UBS. We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities We May Offer —Fixed Rated Debt Securities” and prospectus supplement called “Description of the Medium-Term Notes, Series A,” subject to and as modified by the provisions described below. All payments on the notes are subject to the credit risk of UBS.

The principal amount and issue price of each note is $1,000. The issue price of the notes includes the agent’s commissions paid with respect to the notes as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market price, if any, at which UBS Securities LLC, its affiliates or any other dealer is willing to purchase the notes is expected to be affected adversely by the inclusion of these commissions and hedging costs in the issue price. In addition, the secondary market price may be lower due to the costs of unwinding the related hedging transactions at the time of the secondary market transaction. See “Risk Factors—The Inclusion Of Commissions And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices.”

Risk Factors

The notes involve risks not associated with an investment in ordinary fixed rate notes. This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.

¡	Early Redemption Risk. The issuer retains the option to redeem the notes, in whole or in part, on any semi-annual optional redemption date, beginning on July 6, 2013. It is more likely that the issuer will redeem the notes in whole prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on other instruments of the issuer of a comparable maturity, terms and credit rating trading in the market. If the notes are redeemed, in whole or in part, prior to their stated maturity date, you will receive no further interest payments from the notes redeemed and may have to re-invest the proceeds in a lower rate environment.

¡	Investors Are Subject to Our Credit Risk, And Any Actual Or Anticipated Changes To Our Credit Ratings Or Credit Spreads May Adversely Affect The Market Value Of The Notes. Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates, optional redemption dates and at maturity, and therefore, investors are subject to our credit risk. The notes are not guaranteed by any other entity. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

¡	Credit rating downgrade — On June 21, 2012, Moody’s Investor Services downgraded UBS’s deposit and senior debt ratings from Aa3 to A2. This reduction may adversely affect our economic prospects and therefore our ability to repay the Notes. In addition, this reduction in our credit ratings may adversely affect the market value of the Notes.

¡	The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased. Some of these factors include, but are not limited to: (i) changes in U.S. interest rates, (ii) any actual or anticipated changes in our credit ratings or credit spreads, and (iii) time remaining to maturity.

¡

The Inclusion Of Commissions And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which UBS Securities LLC, its affiliates or any other dealer is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the cost of

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Fixed Rate Step-Up Callable Notes due July 6, 2027

hedging our obligations under the notes that are included in the original issue price. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by UBS Securities LLC, its affiliates or any other dealer, as a result of dealer discounts, mark-ups or other transaction costs.

¡	The Notes Will Not Be Listed On Any Securities Exchange And Secondary Trading May Be Limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. UBS Securities LLC or its affiliates may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily, and any redemption by the issuer in part but not in whole may further reduce any liquidity in the notes that may exist at that time. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which UBS Securities LLC, its affiliates or any other dealer is willing to transact. If at any time UBS Securities LLC, its affiliates or any other dealer were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

¡	The Issuer, Its Subsidiaries Or Affiliates May Publish Research That Could Affect The Market Value Of The Notes. They Also Expect To Hedge The Issuer’s Obligations Under The Notes. UBS or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes. In addition, UBS or its affiliates expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

¡	The Notes Are Not Insured By The FDIC Or Any Other Governmental Agency. The notes are not deposit liabilities of UBS and neither the notes nor your investment in the notes are insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

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Fixed Rate Step-Up Callable Notes due July 6, 2027

Use of Proceeds and Hedging

We will use the net proceeds we receive from the sale of the notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the notes as described below.

In connection with the sale of the notes, we or our affiliates may enter into hedging transactions involving the execution of long-term or short-term interest rate swaps, futures and option transactions or purchases and sales of securities before and after the trade date of the notes. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.

We or our affiliates may acquire a long or short position in securities similar to the notes from time to time and may, in our or their sole discretion, hold or resell those securities.

The hedging activity discussed above may adversely affect the market value of the notes from time to time and payment on the notes at maturity. See “Risk Factors” beginning on page 3 of this pricing supplement for a discussion of these adverse effects.

What are the Tax Consequences of the Notes?

You should carefully consider, among other things, the matters set forth under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This discussion assumes that the description of the notes in this pricing supplement is materially correct. This summary supplements the section “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is subject to the limitations and exceptions set forth therein.

The coupon on a note will generally be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes. The Issuer believes that the Notes will be issued without reportable original issue discount (“OID”).

Upon the sale, exchange, redemption or retirement of the notes (i.e., if we exercise our right to redeem the notes or otherwise), a U.S. holder will generally recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will equal the cost of the note to the U.S. holder, increased by any market discount previously included in income in respect of the note or decreased by any premium previously amortized in respect of the note. Capital gain recognized by individual taxpayers in respect of a note held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss is subject to significant limitations. The rules regarding the disposition of a note are described in greater detail in the accompanying prospectus supplement under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Purchase, Sale and Retirement of the Debt Securities.”

Depending on the purchase price of your notes, you may be subject to the rules governing market discount or amortizable bond premium described in greater detail in the accompanying prospectus supplement under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Original Issue Discount — Market Discount,” and “— Debt Securities Purchased at a Premium.” The rules regarding market discount and the purchase of debt securities at a premium are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

Backup Withholding and Information Reporting. Please see the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

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Fixed Rate Step-Up Callable Notes due July 6, 2027

Non-United States Holders. If you are not a United States holder, you will generally not be subject to United States withholding tax with respect to payments on your notes but you may be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes unless you comply with certain certification and identification requirements as to your foreign status, including providing an IRS Form W-8BEN. Gain from the sale or exchange of a note or settlement at maturity generally will not be subject to U.S. tax unless such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States or unless the non-U.S. holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of such sale, exchange or settlement and certain other conditions are satisfied.

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Fixed Rate Step-Up Callable Notes due July 6, 2027

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

Pursuant to the terms of a distribution agreement, UBS has agreed to sell to UBS Securities LLC, and UBS Securities LLC has agreed to purchase from UBS, the principal amount of the notes specified on the front cover of this pricing supplement. UBS Securities LLC, acting as agent for UBS AG, will receive a fee of up to $22.50 per $1,000 principal amount of notes and will pay the entire fee to Morgan Stanley Smith Barney LLC or other broker dealers as a sales commission for each of the notes that Morgan Stanley Smith Barney LLC or any other broker dealer sells.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes. UBS Securities LLC and/or its affiliates may earn additional income as a result of payments pursuant to these swap or related hedge transactions.

UBS, UBS Securities LLC or any other affiliate of UBS may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in a market-making transaction for any notes after their initial sale. In connection with this offering, UBS, UBS Securities LLC, any other affiliate of UBS or any other securities dealers may distribute this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus electronically. Unless UBS or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus are being used in a market-making transaction.

Conflicts of Interest —UBS Securities LLC is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the notes and, thus creates an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121.

Contact Information

Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

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